19
12/17

[redacted]

08033293

SEC Mail
Mail Processing
Section

DEC 15 2008

Washington, DC
103

TES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 66121

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 10/01/07 (MM/DD/YY) AND ENDING 9/30/08 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Quadriserv Securities, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

529 Fifth Avenue, 14th Floor
(No. and Street)

New York, (City) New York (State) 10036 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Mr. Todd Graber (212) 905-5221
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Grant Thornton LLP
(Name – *if individual, state last, first, middle name*)

60 Broad Street (Address) New York (City) N.Y. (State) 10004 (Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

PROCESSED
DEC 24 2008
THOMSON REUTERS

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Todd Graber, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Quadriserv Securities, Inc., as of September 30, 20 08, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

17th Nov. 2008

NANCY CAMARGO
NOTARY PUBLIC, STATE OF NEW YORK
QUALIFIED IN NEW YORK COUNTY
REG. #01CA6185216
MY COMM. EXP. 04/14/2012

Nancy Camargo
Notary Public

Todd Graber
Signature

Chief Financial Officer
Title

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of ~~Income (Loss)~~ Operations.
- [x] (d) Statement of XXXXXXXXXXXXXXXXXX Cash Flows.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [x] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [ ] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

CONTENTS

Grant Thornton

Audit • Tax • Advisory

Grant Thornton LLP
60 Broad Street, 24th Floor
New York, NY 10004-2306

T 212.422.1000
F 212.422.0144
www.GrantThornton.com

REPORT OF INDEPENDENT CERTIFIED PUBLIC ACCOUNTANTS

To the Shareholder of
Quadriserv Securities, Inc.

We have audited the accompanying statement of financial condition of Quadriserv Securities, Inc. (the "Company") as of September 30, 2008, and the related statements of operations, changes in stockholder's equity, changes in liabilities subordinated to claims of general creditors and cash flows for the year then ended that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America as established by the American Institute of Certified Public Accountants. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Quadriserv Securities, Inc. as of September 30, 2008, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained on pages 14 through 16 is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

As discussed in Notes A and D, during June of 2008, the letter of credit supporting the Company's securities lending activities expired without further extension and, accordingly, the Company ceased the securities lending activities and its operations. Effective November 5, 2008, the Company voluntarily filed an application to withdraw its broker-dealer license.

Grant Thornton LLP

New York, New York
December 12, 2008

Quadriserv Securities, Inc.

STATEMENT OF FINANCIAL CONDITION

September 30, 2008

ASSETS

Cash and cash equivalents	$ 1,618,435
U.S. Treasury Bills, at market	1,995,190
Other assets	10,149
Total assets	$ 3,623,774

LIABILITIES AND STOCKHOLDER'S EQUITY

Accounts payable and accrued expenses	$ 16,057
Total liabilities	16,057
Stockholder's equity	
Common stock, $.001 par value; 1,000,000 shares authorized; 100,000 shares issued and outstanding	100
Additional paid-in capital	19,958,847
Accumulated deficit	(13,114,810)
Due from Parent	(3,236,420)
Total stockholder's equity	3,607,717
Total liabilities and stockholder's equity	$ 3,623,774

The accompanying notes are an integral part of this statement.

Quadriserv Securities, Inc.

STATEMENT OF OPERATIONS

Year ended September 30, 2008

Revenues	
Securities lending revenue, net	$ 305,227
Interest	148,973
Other	37,707
Total revenues	491,907
Operating expenses	
Employee compensation and related benefits	1,219,760
Letter of credit fees	389,763
Clearing fees	190,397
Communication and data	353,696
Professional and consulting fees	234,629
Interest	109,754
Allocated general and administrative expenses	305,595
Other	159,019
Total expenses	2,962,613
NET LOSS	$(2,470,706)

The accompanying notes are an integral part of this statement.

Quadriserv Securities, Inc.

STATEMENT OF CHANGES IN STOCKHOLDER'S EQUITY

Year ended September 30, 2008

	$.001 par value common stock					
	Number of shares	Par value	Additional paid-in capital	Accumulated deficit	Due from parent	Stockholder's equity
Balance, October 1, 2007	100,000	$100	$14,945,040	$(10,644,104)	$ -	$ 4,301,036
Capital contributions	-	-	5,013,807	-	-	5,013,807
Due from Parent	-	-	-	-	(3,236,420)	(3,236,420)
Net loss	-	-	-	(2,470,706)	-	(2,470,706)
Balance, September 30, 2008	100,000	$100	$19,958,847	$(13,114,810)	$(3,236,420)	$ 3,607,717

The accompanying notes are an integral part of this statement.

Quadriserv Securities, Inc.

STATEMENT OF CHANGES IN LIABILITIES SUBORDINATED TO CLAIMS OF GENERAL CREDITORS

Year ended September 30, 2008

Subordinated borrowings at September 30, 2007	$2,750,000
Issuances	-
Repayments	2,750,000
Subordinated borrowings at September 30, 2008	$ -

The accompanying notes are an integral part of this statement.

Quadriserv Securities, Inc.

STATEMENT OF CASH FLOWS

Year ended September 30, 2008

Cash flows from operating activities	
Net loss	$ (2,470,706)
Changes in operating assets	
(Increase) decrease	
U.S. Treasury Bills, at market	(3,380)
Stock borrow rebates receivable	3,270,101
Due from clearing agent	7,337,378
Due from Parent	(1,868,675)
Stock borrow	803,598,721
Other assets	37,484
Changes in operating liabilities	
Increase (decrease)	
Accounts payable and accrued expenses	(306,814)
Stock loan rebates payable	(3,262,674)
Stock loan	(810,689,280)
Net cash used in operating activities	(4,357,845)
Cash flows from financing activities	
Capital contributions from Parent	5,013,807
Repayment of debt	(750,000)
Net cash provided by financing activities	4,263,807
Net decrease in cash and cash equivalents	(94,038)
Cash and cash equivalents at beginning of year	1,712,473
Cash and cash equivalents at end of year	$ 1,618,435
Supplemental disclosures of cash flow information:	
Cash paid during the year for interest	$ 70,188
Noncash activity	
Maturity of secured demand note receivable and corresponding subordinated liability	$ 2,000,000

The accompanying notes are an integral part of this statement.

NOTE A - ORGANIZATION AND BUSINESS ACTIVITY

Quadriserv Securities, Inc. (the "Company") is a broker-dealer registered with the Securities and Exchange Commission ("SEC") and is a member of The Financial Industry Regulatory Authority ("FINRA"). The Company is a wholly-owned subsidiary of Quadriserv, Inc. ("Parent"). The Company specialized in providing securities lending services as principal to hedge funds, broker-dealers and other financial institutions. In doing so, the Company acted as an intermediary - borrowing securities from one counterparty and lending securities to another. The Company earned a spread on its matched book equal to the difference between the rebate paid for lending securities and the rebate earned from borrowing securities. The Company did not carry accounts on behalf of securities customers.

The Company was organized pursuant to the laws of the state of Delaware during 2003 and commenced operations in January 2004, when its application to be a registered broker with the National Association of Securities Dealers ("NASD") was accepted. Effective October 27, 2008, the Company voluntarily filed an application withdrawing its broker-dealer license.

NOTE B - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Cash and Cash Equivalents

Cash and cash equivalents consist of cash and highly liquid investments with maturities of 90 days or less when acquired.

Investments

Investments are carried at market value. Investments consist of U.S. Treasury Bills with maturities of greater than 90 days when acquired.

Revenue Recognition

Revenue related to securities lending transactions in which the Company acted as principal is accrued on a settlement-date basis. In accordance with the American Institute of Certified Public Accountants accounting guidelines for broker-dealers, the Company, on a monthly basis, netted its interest and dividend income and expense resulting from matched stock borrow and loan transactions on the statement of operations. Stock borrow rebate income and stock loan rebate expense for the year ended September 30, 2008 amounted to $11,029,841 and $10,891,543, respectively, or $138,298 net. In addition, securities lending revenue, net includes $166,929 of interest income earned on the collateral held related to the Company's matched stock borrow and loan transactions.

NOTE B (continued)

Share-based Compensation

The Parent accounts for share-based compensation pursuant to Statement of Financial Accounting Standards No. 123 (revised) ("SFAS 123R"), "Share-Based Payment." Compensation expense related to stock options granted to employees by its Parent is allocated pursuant to the Company's expense sharing agreement with its Parent.

Income Taxes

The Company is included in the consolidated Federal, state and local income tax returns filed by the Parent. The Company determines its provision for income taxes as if it files on a separate return basis. Deferred taxes are recognized based on the difference between the financial reporting and income tax basis of assets and liabilities using estimated income tax rates that will be in effect when such differences reverse. As of September 30, 2008, approximately $5,246,000 of deferred tax assets related to net operating losses has been fully reserved for.

Use of Estimates

In preparing financial statements in conformity with accounting principles generally accepted in the United States of America, management makes estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements, as well as the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

NOTE C - SECURITIES BORROWED AND LOANED

Securities borrowed and securities loaned are recorded at the amount of cash collateral advanced or received from respective counterparties. When the Company borrows securities, it deposits cash as collateral with the lender. When the Company lends securities, it receives cash as collateral from the borrower. The Company monitors the market value of the securities borrowed and loaned on a daily basis, and advances, obtains, or refunds additional collateral as necessary.

NOTE D - CREDIT FACILITY AND CLEARING AGREEMENT

On December 8, 2005, the Company and its Parent, as guarantor, entered into a Letter of Credit Reimbursement Agreement (the "LOC") with the Bank of New York (the "Bank") as issuer of the LOC. Under the agreement, the Bank issues for the benefit of certain counterparties of the Company an irrevocable letter of credit in the aggregate amount of $50 million to assist the Company in providing available credit related to its stock borrow/loan matched book principal activities. During March of 2008, the Bank notified the Company that it would not be extending the LOC past June 8, 2008. In addition, the Bank notified all of the Company's counterparties that the LOC would no longer be in effect subsequent to June 8, 2008. Accordingly, by early June of 2008, the Company unwound all of its principal securities lending positions.

In conjunction with the LOC agreement, the Company entered into a Pledge and Security Agreement (the "Pledge Agreement") and a Services Agreement with the Bank on December 8, 2005. The Pledge Agreement stipulated that the Parent pledge, assign and transfer to the Bank the 100% interest it holds in the Company as collateral security for potential reimbursement to third parties under the LOC. The Services Agreement related to providing clearance services of securities borrowing and lending transactions executed by the Company in its regular course of business. Effective June 8, 2008, the Pledge and Services Agreement between the Company and the Bank were terminated and the Bank shortly thereafter returned the Company's pledged securities.

NOTE E - SUBORDINATED BORROWINGS

During February of 2008, the Company extended the maturity date of three subordinated loans in the amount of $650,000 until February 28, 2009. During June of 2008, subsequent to the unwinding of all of its principal securities lending positions, the Company prepaid the $650,000 in subordinated loans plus accrued interest of $11,033. During March of 2008, upon the maturity of the secured demand note, the Company released the collateral related to the $2,000,000 note. During April of 2008, upon the maturity of a subordinated loan in the amount of $100,000, the Company repaid the principal amount plus accrued interest of $563.

NOTE F - CAPITAL CONTRIBUTIONS BY THE PARENT

During October of 2007, the Parent made a capital contribution to the Company in the amount of $4.0 million. During November of 2007, the Parent made a capital contribution to the Company in the amount of $1.0 million. At September 30, 2008, the Company has a due from Parent of $3,236,420. As the Company has ceased operations it is not expected that the receivable from Parent will be repaid, accordingly, the Company has reported the amount as a reduction of stockholder's equity.

NOTE G - NET CAPITAL REQUIREMENTS

The Company is subject to the SEC's rule 15c3-1, which requires the maintenance of minimum net capital. The Company utilizes the alternative method, permitted by rule 15c3-1, which requires that the Company maintain minimum net capital, as defined, equal to $250,000. At September 30, 2008, the Company's net capital was $3,595,081, which was $3,345,081 in excess of its required level.

NOTE H - EXPENSE SHARING AGREEMENT

The Company's expense sharing agreement requires that the Parent make available certain properties and provide for the performance of certain services for the Company in exchange for consideration as described in the agreement. During the year ended September 30, 2008, the Parent allocated $1,944,536 of expenses to the Company, consisting primarily of cash compensation and benefits, share-based compensation and professional and consulting fees.

NOTE I - SUBSEQUENT EVENTS

Effective October 29, 2008, the Company distributed from stockholder's equity $1.75 million of cash to the Parent.

SUPPLEMENTARY INFORMATION

Quadriserv Securities, Inc.

SCHEDULE OF COMPUTATION OF NET CAPITAL UNDER SEC RULE 15c3-1

September 30, 2008

Total stockholder's equity	$ 6,844,137
Deductions and/or charges	
Due from Parent	(3,236,420)
Other assets	(10,149)
Net capital before haircuts on securities positions	3,597,568
Haircuts on securities	2,487
Net capital	3,595,081
Less minimum capital requirements	250,000
Excess net capital	$ 3,345,081

There were no material differences between the Company's September 30, 2008 Form X-17a-5 Part IIA filing, filed on October 20, 2008, and the schedule above.

Quadriserv Securities, Inc.

COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS UNDER RULE 15c3-3 OF THE SECURITIES AND EXCHANGE COMMISSION

September 30, 2008

The Company is not required to file the above schedule as it is exempt from Securities and Exchange Commission Rule 15c3-3 under paragraph k2(ii) of the rule because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities.

Quadriserv Securities, Inc.

INFORMATION RELATING TO POSSESSION OR CONTROL REQUIREMENTS UNDER RULE 15c3-3 OF THE SECURITIES AND EXCHANGE COMMISSION

September 30, 2008

The Company is not required to file the above schedule as it is exempt from Securities and Exchange Commission Rule 15c3-3 under paragraph k2(ii) of the rule because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities.

Grant Thornton

Audit • Tax • Advisory
Grant Thornton LLP
60 Broad Street, 24th Floor
New York, NY 10004-2306
T 212.422.1000
F 212.422.0144
www.GrantThornton.com

INDEPENDENT AUDITORS' REPORT ON INTERNAL CONTROL REQUIRED BY SEC RULE 17a-5

To the Shareholder of
Quadriserv Securities, Inc.

In planning and performing our audit of the the financial statements and supplementary information of Quadriserv Securities, Inc. (the "Company") as of and for the year ended September 30, 2008, in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting ("internal control") as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (the "SEC"), we have made a study of the practices and procedures followed by the Company, including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate debits and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by rule 17a-13

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A *control deficiency* exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A *significant deficiency* is a control deficiency, or combination of control deficiencies, that adversely affects the entity's ability to initiate, authorize, record, process, or report financial data reliably in accordance with generally accepted accounting principles such that there is more than a remote likelihood that a misstatement of the entity's financial statements that is more than inconsequential will not be prevented or detected by the entity's internal control.

A *material weakness* is a significant deficiency, or combination of significant deficiencies, that results in more than a remote likelihood that a material misstatement of the financial statements will not be prevented or detected by the entity's internal control.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at September 30, 2008, to meet the SEC's objectives.

This report is intended solely for the information and use of management, the SEC, the Financial Industry Regulatory Authority, and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be, and should not be, used by anyone other than these specified parties.

Grant Thornton LLP

New York, New York
December 12, 2008

END